UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ARDEA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03969P107

(CUSIP Number)

Adrian Kemp

AstraZeneca PLC

2 Kingdom Street, London, England W2 6BD

United Kingdom

+44 20 7604 8000

with a copy to:

Catherine J. Dargan, Esq.

Stephen A. Infante, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue NW

Washington, D.C. 20004

(202) 662-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No.: 03969P107

SCHEDULE 13D/A

1	Name of Reporting Persons AstraZeneca PLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

CUSIP No.: 03969P107

SCHEDULE 13D/A

1	Name of Reporting Persons AstraZeneca Intermediate Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

CUSIP No.: 03969P107

SCHEDULE 13D/A

1	Name of Reporting Persons AstraZeneca UK Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

CUSIP No.: 03969P107

SCHEDULE 13D/A

1	Name of Reporting Persons AstraZeneca Treasury Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

CUSIP No.: 03969P107

SCHEDULE 13D/A

1	Name of Reporting Persons AstraZeneca Holdings BV

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

CUSIP No.: 03969P107

SCHEDULE 13D/A

1	Name of Reporting Persons Zeneca Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person CO

CUSIP No.: 03969P107

SCHEDULE 13D/A

1	Name of Reporting Persons Zeneca Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

Introductory Statement.

This Amendment No. 1 on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed jointly on behalf of Zeneca, Inc., Zeneca Holdings, Inc., AstraZeneca Holdings BV, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Intermediate Holdings Limited, and Astra Zeneca PLC on May 1, 2012 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to include the following:

“On June 19, 2012, Zeneca completed the acquisition of Ardea through the merger of Merger Sub with and into Ardea. Ardea is the surviving corporation in the Merger and is a wholly-owned subsidiary of Zeneca. The aggregate purchase price paid for the acquisition of Ardea was approximately $1.26 billion in cash.”

Item 4. Purpose of Transaction.

The text of Item 4 that precedes the heading “Voting Agreement” is hereby amended and restated in its entirety as follows:

On April 21, 2012, Zeneca entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Ardea and QAM Corp., a Delaware corporation and wholly owned subsidiary of Zeneca (“Merger Sub”). In connection with the Merger Agreement, Zeneca and the Key Stockholders also entered into voting agreements, each dated as of April 21, 2012 (collectively, the “Voting Agreements”).

On June 19, 2012, Zeneca completed the acquisition of Ardea through the merger of Merger Sub with and into Ardea. Ardea is the surviving corporation in the Merger and is a wholly-owned subsidiary of Zeneca. The foregoing transaction is referred to as the “Merger.”

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share, other than any Shares owned by Ardea, Zeneca, Merger Sub or any wholly owned subsidiary of Ardea or of Zeneca, was canceled and converted into the right to receive $32.00 in cash, without interest (the “Per Share Merger Price”). In addition, at the Effective Time (i) each outstanding Ardea stock option fully vested and the holder thereof became entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the excess of the Per Share Merger Price over the exercise price of such option and the number of Shares underlying such option, (ii) each outstanding Ardea warrant was treated in accordance with the terms of the Merger Agreement, and (iii) each outstanding Ardea restricted stock award fully vested and the holder thereof became entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the Per Share Merger Price and the number of Shares subject to such restricted stock award.

The foregoing summary of the Merger Agreement and the Merger does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, the terms of which are incorporated herein by reference to Exhibit 1 of this Schedule 13D.

Item 5. Interest in Shares of the Issuer.

Items (a), (b), (d) and (e) of Item 5 are hereby amended and restated in its entirety as follows:

(a) — (b) On June 19, 2012, the Merger described in Item 4 was completed. In connection with the Merger and pursuant to Section 1.5 of the Merger Agreement, at the effective time of the Merger, all outstanding Shares owned by the AZ Entities, held by Ardea as treasury stock, or for which appraisal rights have been perfected were canceled. All other outstanding Shares were converted into the right to receive cash at or following the Effective Time. Each share of Merger Sub common stock was converted at the Effective Time to one Share of the surviving corporation. The Shares disclosed to be beneficially owned by the AZ Entities in this Amendment No. 1 reflect the Shares of Merger Sub that were converted into Shares in the surviving corporation. Zeneca directly owns all 1,000 outstanding Shares in the surviving corporation.

(d) — (e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Zeneca Inc.			Zeneca Holdings Inc.

By:	/s/ Stephen F. Mohr		By:	/s/ Stephen F Mohr
	Name:	Stephen F. Mohr		Name:	Stephen F. Mohr
	Title:	President		Title:	President

AstraZeneca Holdings BV			AstraZeneca Treasury Limited

By:	/s/ J.A.M. van Opdorp		By:	/s/ Adrian Kemp
	Name:	J.A.M. van Opdorp		Name:	Adrian Kemp
	Title:	Managing Director		Title:	Secretary

AstraZeneca UK Limited			AstraZeneca Intermediate Holdings Limited

By:	/s/ Adrian Kemp		By:	/s/ Claire-Marie O’Grady
	Name:	Adrian Kemp		Name:	Claire-Marie O’Grady
	Title:	Secretary		Title:	Secretary

AstraZeneca PLC

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Secretary

Dated: June 19, 2012

[Signature Page to Schedule 13D/A]